

MAIL STOP 4561

December 2, 2008

Allen Hartman, Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re:** **Hartman Short Term Income Properties XX, Inc.**
> **Registration Statement on Form S-11**
> **File No. 333-154750**
> **Filed October 27, 2008**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief

granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

3.   Please provide the disclosure regarding security ownership required by Item 20 of Form S-11.

4.   Please revise your filing to include audited financial statements of the registrant. In these financial statements, please include a footnote describing your accounting policy for organization expenses and offering costs. Please note whether these amounts are to be paid by your advisor, reimbursed by you upon meeting certain conditions, and indicate the amount of potential reimbursable costs that you have incurred to date. Refer to SAB 1.B.1 and SAB 5D.

Registration Statement Cover Page

5.   Please check the box indicating that you are a smaller reporting company.

Prospectus Cover Page

6.   Please revise to limit the disclosure here to one page as requested by Item 501(b) of Regulation S-K. Consider limiting the cover page risk factors to focus on the most significant risks.

7.   Please highlight the cross-reference to the Risk Factors section by prominent type or some other manner. Refer to Item 501(b)(5) of Regulation S-K.

8.   The first risk factor bullet point indicates a goal of commencing listing or liquidation within three to six years. Please reconcile the reference of three to six years with the disclosure on page 17 of a five to ten year period between effectiveness and a liquidity event.

9.   Please revise the fee table to reflect the selling commissions, dealer manager fee, and net proceeds, as you have provided in the Plan of Distribution section on page 108. Also, please confirm that you will identify the dealer manager prior to requesting acceleration of the effective date.

Prospectus Summary, page 4

10.   We note that your summary, including the Questions & Answers, is 27 pages long. You currently repeat some information in both your Q&A and summary

section. In addition, some of the detailed disclosure in your prospectus summary may be more appropriate for the body of the prospectus. Please revise to limit your summary to those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate more detailed and repetitive disclosure.

11.   Please revise to identify and describe your sponsor.

12.   On page 5, you disclose that you will continue to offering until you sell all registered shares or your board terminates the offering. You further disclose that you expect to offer shares up to three years from the effective date of this registration statement. Please revise to reconcile that with the disclosure at the end of your prospectus cover page that the offering will terminate no later than two years from the date of the prospectus.

Investment Objectives, page 11

13.   We note your disclosure here and on page 17 that if you do not begin a liquidity event within 10 years, your charter requires you hold a meeting to obtain stockholder approval of an orderly liquidation, unless your board has decided to defer such meeting "beyond the sixth anniversary" of the termination of this offering. Please revise to clarify how the noted provisions operate, considering that the referenced board decision only applies to operating beyond the sixth year and you have 10 years to begin a liquidity event. Are you able to seek a board extension after the sixth year but before the tenth year? If so, how does that operate? Also, please direct us to the provision in your charter that covers liquidation.

14.   You further disclose that if stockholders do not approve a liquidation, then you could continue to operate and seek approval for liquidation every two years "upon written consent of stockholders owning 10%" of your common stock. Please revise to clarify if you will affirmatively solicit the written consent in order to seek approval every two years.

Conflict of Interest, page 11

15.   Please revise the second bullet point to quantify the other real estate programs to which your advisor owes a fiduciary duty. Identify the number of programs that also invest in commercial properties similar to your objectives. Provide similar clarification in the appropriate risk factor.

16.   We note the disclosure that you could acquire properties from entities affiliated with your advisor. Please revise to clarify whether you are able to sell properties to entities affiliated with your advisor. Please revise to clarify if your advisor would collect fees from both parties to a related party transaction between you and the affiliated entity.

Hartman Affiliates, page 12

17.   Please revise the chart to clarify the ownership of your advisor and the limited
        partner of your operating partnership.

Compensation to Our Advisor and Its Affiliates, page 14

18.   For estimated amounts of compensation paid to parties for certain services
        provided, please reconcile the amounts provided within the table herein required
        by Item 4 of Guide 5 to the tabular presentation under *Estimated Use of Proceeds
        of this Offering* located at page 10 of your prospectus, as certain of these amounts
        do not agree.

Question and Answers About This Offering, page 21

Will you invest in anything other than real property?, page 22

19.   We note disclosure in your Use of Proceeds discussion, which indicates that you
        may invest in mortgage, bridge, or mezzanine loans and other investments.
        Please revise this Q&A or the Use of Proceeds section to clearly state your
        intentions regarding investments in these types of real estate related assets.

How are you different from your competitors who offer unlisted finite-life public REIT
shares….?, page 22

20.   It is not clear from your answer how you are actually different from other unlisted
        public REITs. You provide characteristics that appear applicable to may other
        unlisted public REITs. Please explain your basis for the implication that the
        characteristics you discuss actually distinguish you from your competitors.

Will I be notified of how my investment is doing, page 26

21.   We note that you will obtain independent valuations of your properties four full
        fiscal years after the last offering. This disclosure appears to be inconsistent with
        the statement on page 96 that the board will determine the value of your
        properties and other assets three full years after termination of this offering.
        Please revise or advise.

Risk Factors, page 28

22.   We note the last sentence in the introductory paragraph that "[a]dditional risk and
        uncertainties not presently known to us or that we current deem immaterial may
        also harm our business." Please revise to remove the qualification.

Risks Related to Conflicts of Interest, page 31

23.   Please revise to include a risk factor in this subsection to highlight the conflict
        related to the fact that management has an incentive to incur more debt in a
        purchase because they would be entitled to the debt financing fee in addition to
        the acquisition and advisory fee.

Our board of directors may change our investment policies…., page 36

24.   Please revise to clarify if the board has the authority to make policy changes that
        would cause you to cease qualifying as a REIT.

Until proceeds from this offering are invested…., page 38

25.   The disclosure in this risk factor appears to be addressed by the first risk factor on
        page 31 ("If we pay distributions from sources other than our cash flow from
        operations…."). Please revise to combine these risk factors.

Our operating results will be affective by economic and regulatory conditions…., page 40

26.   This risk factor and the first one on page 39 discussing adverse economic
        conditions should be combined. Please revise accordingly.

If we set aside insufficient capital reserves…, page 43

27.   Please revise to state, if true, that you do not intend to use any of the proceeds
        from this offering to fund reserves for capital improvements.

We will incur mortgage indebtedness and other borrowings…., page 44

28.   Please revise this risk factor and your debt disclosure elsewhere to clarify that a
        50% of contract price debt level is equivalent to total debt equaling 100% of net
        assets.

Estimated Use of Proceeds, page 49

29.   It appears that your disclosure of the maximum offering amount of $23,750,000 is
        incorrect. Please revise.

30.   The first paragraph under this heading states that you expect to use approximately
        91.1% of gross proceeds for investments and to pay acquisition fees and expenses.
        This amount appears to be inconsistent with the amount shown in the table, which
        is 89.0% for both the minimum and maximum offering. Similarly, the amount
        shown in the table as available for investment after payment of acquisition fees
        and expenses appears to be different from the amount shown in the first

paragraph. Please revise to reconcile these amounts or explain to us how they are consistent.

31.   Please revise the table to show the maximum 2.5% acquisition and advisory fees, rather than 2.2% or 2.4% as currently shown. Also, please revise the narrative or the footnotes to the table to explain the assumptions underlying the amount of acquisition expenses shown on the table.

Management, page 51

32.   We note the disclosure on page 52 that your independent directors will review the performance and reasonableness of the compensation arrangement with your advisor. Please revise to clarify what actions they would take should they determine that the compensation is not reasonable.

Executive Officers and Directors, page 53

33.   Please revise to describe more specifically Allen Hartman's business activities since October 2006. Also, disclose the time frames for Mr. Fox's previous business activities and the date that Mr. Stokes began serving as the general counsel of HIR Management.

34.   You disclose that Louis Fox joined your advisor in 2007. On page 4 of the prospectus, you disclose that you and your advisor were formed in 2008. Please revise to reconcile your disclosure.

35.   Please revise the reference to "the legal department at Hartman" to identify the particular entity.

36.   Please revise to disclose the amount of time your executive officers will devote to you and whether they are also involved with the management of other programs.

Executive Officer Compensation, page 54

37.   Please revise to discuss the purpose of executive compensation and the incentive stock plan, considering you are externally managed and the compensation structure in place to pay your advisor and affiliated parties. We also note disclosure on page 60 that you "do not have any paid employees."

38.   Please revise to describe the material terms of your employment agreements with executive officers. Also, please reconcile this disclosure with the statement on page 30 that you do not have employment agreements with your executive officers. Similarly, please revise to provide a table reflecting the stock options you plan to grant upon consummation of this offering.

The Advisory Agreement, page 56

39.   It appears that your advisory agreement with HIR Management has not been
        executed. To the extent terms and conditions of the agreement have been
        determined, please revise to disclose these significant terms. Please also disclose
        in your financial statement footnotes or in a subsequent events footnote the
        significant terms of the advisory agreement, quantifying the amounts and/or
        percentages payable to your advisor and the methodology that will be used to
        identify and measure costs allocated by the advisor to be reimbursed by you,
        including overhead and other general and administrative items.

Property Manager, page 59

40.   We note that you will pay HIR Management property management fees "up to
        5%" of the gross revenues from the property. Please revise to clarify how you
        will determine the actual amount of property management fees and whether those
        fees could be less than 5% of gross revenues. Also, please clarify whether there is
        any cap on the amount of property management fees that you are permitted to pay
        to third-party property managers.

Management Compensation, page 60

41.   Please expand the table to describe the fees associated with the liquidation stage
        of your business. It appears that the Disposition Fee, which currently is included
        in the Operational Stage, should be included in the liquidation stage, along with
        any other fees that you are obligated to pay upon liquidation of a property or your
        business as a whole.

Acquisition and Development Stage, page 61

42.   Your acquisition and advisory and debt financing fee estimates appear incorrect.
        Please review the disclosed estimates and revise or explain to us how you
        calculated those estimates.

Operational Stage, page 61

Operating Expenses, page 63

43.   From your disclosure on page 57, we note you will reimburse your advisor for all
        the costs and expenses related to the operation of your business, including the
        salaries and benefits of the advisor's employees. Please revise the description of
        "Operating Expenses" in the table to clearly state that it includes the salaries and
        benefits of the advisor's employees.

Receipt of Fees and Other Compensation by our Advisor and Its Affiliates, page 66

44.   We note that you have agreed to pay the advisor a management fee in addition to reimbursement for all costs and expenses associated with operating your properties. Please revise to discuss the conflicts of interest inherent in this cost-plus fee arrangement, which ensures that the property management and asset management fees serve as a profit for the advisor regardless of the advisor's success in managing the properties.

45.   Please revise to include a bullet point to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

46.   We note that your advisor will receive fees upon the acquisition of any property, regardless of the profitability of that property. Similarly, we note that your advisor will receive a monthly asset management fee based on the book value of the property, rather than performance of that property. Please revise to include bullet points that highlight these conflicts.

Acquisition of Properties from Hartman Development, page 71

47.   We note that you may purchase property from Hartman Development. Please revise to clarify what would constitute "substantial justification" for paying more than the total cost incurred by Hartman Development for properties sold to you.

Borrowing Policies, page 75

48.   We note the disclosure here that the 50% of aggregate asset value leverage policy only applies after you have completed raising capital. Please revise your disclosure here and in the summary section to provide more detail about your leverage policy during your offering period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Liquidity and Capital Resources, page 81

49.   We note that you expect to have little, if any, cash flow from operations available for distribution until substantial investments are made and that some or all of your distributions will be paid from other sources. Therefore, please include a disclosure of the anticipated composition of your dividends, indicating the portion of dividends that will be ordinary in nature or a return of capital.

<u>Prior Performance Summary, page 82</u>

50.   Please expand the narrative summary to provide all of the information described in Item 8 of Industry Guide 5. In addition, please amend your prospectus to include the prior performance tables required by Guide 5.

<u>Federal Income Tax Considerations, page 82</u>

51.   We note the disclosure that this section summarizes "certain" material federal income tax considerations. Please revise to clarify that this section summarizes all material federal tax consequences, if true. Please refer to Item 16 of Form S-11.

52.   Please revise the disclosure under the subheading "General" to clearly state that you have received an opinion of counsel regarding your tax status as a REIT. Identify tax counsel and summarize its opinion.

<u>Share Redemption Program, page 96</u>

53.   Please provide a more detailed description of when the board will begin obtaining appraisals to determine the value of your portfolio. Also, please describe how the board will determine the value of your properties and other assets prior to the time you begin obtaining appraisals.

<u>Part II</u>

54.   Please file the legal and tax opinions with the next amendment or provide a draft opinion for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

55.   Please provide disclosure regarding recent sales of unregistered securities required by Item 33 of Form S-11.

<u>Undertakings, page II-2</u>

56.   Please revise to provide the undertakings required by Item 20 of Industry Guide 5. Also, provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K, which relates to filings under Rule 430C.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Barry D. Falk (via fax)